Roberts and Ryan Investments Incorporated

Financial Statement and Report of Independent Registered Public Accounting Firm

Pursuant to Rule 17a-5(d) of the

Securities and Exchange Commission

Year Ended January 31, 2019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37469

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **02/01/2018** (MM/DD/YY) AND ENDING **01/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Roberts and Ryan Investments Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

39 Broadway, 16th Floor, STE 1640
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald O'Donnell **866-884-9959**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 W. Lincolnway Lane, Suite 214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Gerald O'Donnell** _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Roberts and Ryan Investments Incorporated _____, as

of **January 31** _____, 20 **19** _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Senior Managing Director

Title



Notary Public

VALERIE J STANOLEVICH
Notary Public – State of New York
NO. 01ST6295714
Qualified in New York County
My Commission Expires Jan 6, 2022

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ROBERTS AND RYAN INVESTMENTS INCORPORATED

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Roberts and Ryan Investments Incorporated

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Roberts and Ryan Investments Incorporated, (the "Company") as of January 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Roberts and Ryan Investments Incorporated as of January 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

The accompanying financal statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9 to the financial statements, the Company has suffered significant losses from operations that raises an uncertainty about its ability to continue as going concern. Management's plans in regard to this matter is also described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

We have served as Roberts and Ryan Investments Incorporated's auditor since 2018.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
April 13, 2019

Phone:708.489.1680 Fax:847.750.0490 I dscpagroup.com
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

ROBERTS AND RYAN INVESTMENTS INCORPORATED

STATEMENT OF FINANCIAL CONDITION

JANUARY 31, 2019

ASSETS	
Cash in bank	$ 63,174
Deposits with clearing broker	492,452
Prepaid expenses	6,488
Property and equipment - net of accumulated depreciation of $2,300	4,599
Security deposits	5,651
Total assets	$ 572,364
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 312,435
Loan payable - related party	31,000
Total liabilities	343,435
Stockholders' Equity	
Common stock, no par value; 1,000,000 shares authorized; 600,000 shares issued and outstanding	70,000
Additional paid-in capital	1,714,693
Retained earnings (deficit)	(1,555,764)
Total stockholders' equity	228,929
Total liabilities and stockholders' equity	$ 572,364

The accompanying notes are an integral part of this financial statement.

ROBERTS AND RYAN INVESTMENTS INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2019

(1) Organization and Nature of Business

Roberts and Ryan Investments Incorporated. (the "Company") was formed on February 23, 1987, as a California corporation under the name Roberts Securities Incorporated to engage in business as a broker dealer. The Company subsequently changed its name to Roberts and Ryan Investments Incorporated. The Company has adopted a fiscal year ended January 31st. The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer. The company handles neither customer funds, nor securities. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

(2) Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Income Taxes
The Company accounts for its income taxes using the Financial Accounting Standards Board Accounting Standards Codification 740, Income Taxes, which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax asset and liabilities are based on provisions of enacted federal and state laws.

Fair Value Measurement
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair measurement assumes that the transaction to sell an asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

(2) Summary of Significant Accounting Policies (continued)

Fair Value Measurement (continued)

Level 2 - Inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 - Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

Property and equipment

Property and equipment are carried at cost and are depreciated over their useful lives of 5 to 7 years using the straight line method.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less from the date of purchase to be cash equivalents.

Revenue Recognition

Commission revenues, securities transactions, and related expenses are recorded on a trade date basis.

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. This change was applied using the modified retrospective method and there was no impact on our previously presented results. The adoption of the new revenue standard resulted in no change to beginning stockholders' equity.

Disaggregation can be found on the statement of operations.

Commission revenue represents sales commissions generated by customers' purchases and sales of securities on exchanges and over-the-counter. Syndicate participation revenue represents fees arising from secondary securities offerings in which the Company acts as an underwriter. For both of these revenue streams, the Company believes that the performance obligations are satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

(3) Property and Equipment

Property and equipment consist of the following at January 31, 2019:

Property and equipment	$6,899
Less: Accumulated depreciation	(2,300)
	$4,599

Depreciation expense for the year ended January 31, 2019 was $2,300.

(4) Clearing Arrangements

The Company has an agreement with Industrial and Commercial Bank of China Financial Services, LLC ("ICBC") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. Deposits with clearing broker include amounts due on commissions earned and amounts held in the Company's clearing deposit account.

(5) Sublease

The Company entered into a sublease agreement on March 30, 2018 for its office premises at $48,000 per annum, ending on August 31, 2021, cancelable with ninety days' notice. For the year ended January 31, 2019 rent expense was $37,412.

(6) Related Party Transactions

During the year ended January 31, 2019, R&R Partners Holding, LLC paid for $597,342 of expenses on behalf of the Company. Such amounts were recorded as capital contributions. For the year ended January 31, 2019, the Company received $108,000 in loans from related parties. These loans are non-interest bearing and did not contain a maturity date or repayment schedule. At January 31, 2019, $31,000 remained unpaid as shown in the statement of financial condition.

(7) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At January 31, 2019 the Company had net capital of $212,191, which was $112,191 in excess of its required net capital of $100,000. The Company had a percentage of aggregate indebtedness to net capital of 161.85% as of January 31, 2019. The difference between the Company's computations included in this paragraph and the computations included in the Company's original Part IIA of Form X-17A-5 as of January 31, 2019 is an increase in accrued expenses of $53,414.

(8) Commitments and Contingencies

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

(9) Going Concern and Liquidity Risk

The accompanying financial statements have been prepared on a going concern basis, which contemplates the continuation of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. For the year ended January 31, 2019, the Company reported contributions of $1,710,843 stockholders and net loss of $1,637,612. These results raise substantial doubt about the Company's ability to continue as a going concern. It is noted that stockholder contributions were devoted to a pre-revenue and pre-operational build. The conditions necessary to embark on revenue generating business (in terms of personnel, infrastructure, and clearing arrangements) were not in full operation until August 2018.

In 2019, the Company will focus on expanding its revenues from existing and new customers. Barring a strategic adjustment in the prioritization of business lines, and an associated re-allocation of resources thereby impacting costs, the Company will require greater revenues from its brokerage lines of business to achieve profitable results. If the Company achieves an increase in revenues, it is expected such funds will provide the working capital necessary to fund the Company's operations in accordance with its currently planned business activities.

(9) Going Concern and Liquidity Risk (continued)

If the Company is not able to generate more significant cash flow from operations it will continue to rely on contributions from stockholders. Alternatively, to remain in operation with a vision to profitability, the Company would necessarily require a focus of operations around those business lines with viability in austere conditions, with an objective to remain in good standing given imposed regulatory net capital constraints.

(10) Subsequent Events

From February 1, 2019 through April 13, 2019, the Company received $318,000 in additional capital contributions. Additionally, the loans payable at January 31, 2019, the Company repaid $18,000 and $13,000 was converted into additional capital.